UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)	March 10, 2016

NORWOOD FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

Pennsylvania	0-28364	23-2828306
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

717 Main Street, Honesdale, Pennsylvania	18431
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:	(570) 253-1455

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

NORWOOD FINANCIAL CORP.

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.01.  Entry into a Definitive Material Agreement.

On March 10, 2016, Norwood Financial Corp. (“Norwood Financial”) and its wholly owned subsidiary, Wayne Bank, and Delaware Bancshares, Inc. (“Delaware”), and its wholly owned subsidiary, The National Bank of Delaware County, Walton (“NBDC Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Delaware will merge with and into Norwood Financial, with Norwood Financial as the surviving corporation. Concurrent with the merger, it is expected that NBDC Bank will merge with and into Wayne Bank.

Under the terms of the Merger Agreement, each outstanding share of Delaware common stock will be converted into either the right to receive $16.68 in cash or 0.6221 shares of Norwood Financial common stock. The elections of Delaware stockholders will be subject to the requirement that 25% of the merger consideration (which includes any shares as to which the holders have exercised dissenters’ rights) be paid in cash and that the remainder be paid in Norwood common stock. In the event of a greater than 20% decline in market value of Norwood Financial common stock, Delaware may, in certain circumstances, be able to terminate the Merger Agreement unless Norwood Financial increases the number of shares into which Delaware common stock may be converted.

The senior management of Wayne Bank will remain the same following the merger. At closing, the directors of Delaware will be invited to serve on a regional advisory board to be established by Wayne Bank.  Within 18 months of closing, Norwood Financial and Wayne Bank will each appoint one member of the Delaware board to their boards.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals and approval by the shareholders of Delaware.  The merger is currently expected to be completed in the third quarter of 2016.

Each of the directors and executive officers of Delaware have agreed to vote their shares in favor of the approval of the Merger Agreement at the shareholders meeting to be held to vote on the proposed transaction. If the merger is not consummated under certain circumstances, Delaware has agreed to pay Norwood Financial a termination fee of $615,000.

The Merger Agreement also contains usual and customary representations and warranties that Norwood Financial and Delaware made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between Norwood Financial and Delaware, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between Norwood Financial and Delaware rather than establishing matters as facts.

The foregoing summary of the Agreement is not complete and is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Form 8-K and which is incorporated herein by reference in its entirety.

Norwood Financial will be filing a registration statement containing a proxy statement/prospectus and other documents regarding the proposed transaction with the Commission. Delaware shareholders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Norwood Financial and Delaware and the proposed transaction. When available, copies of this proxy statement/prospectus will be mailed to Delaware shareholders. Copies of the proxy statement/prospectus may be obtained free of charge at the Commission’s web site at http://www.sec.gov, or by directing a request to Norwood Financial Corp., 717 Main Street, Honesdale, Pennsylvania 18431, or to Delaware Bancshares, Inc., 131-133 Delaware Street, Walton, New York  13856. Copies of other documents filed by Norwood Financial and Delaware with the Commission may also be obtained free of charge at the Commission’s web site or by directing a request to Norwood Financial or Delaware at the address provided above.

Statements contained in this report that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, possible delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost savings within the expected time frame, customer and employee relationships may be disrupted by the merger, the ability to obtain regulatory and shareholder approvals and difficulties in integrating NBDC Bank into Wayne Bank, as well as factors discussed in documents filed by Norwood Financial with the Commission from time to time.  Neither Norwood Financial Corp. nor Delaware Bancshares, Inc. undertakes and both specifically disclaim any obligation to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of Norwood Financial Corp. or Delaware Bancshares, Inc.

Item 8.01.  Other Events

On March 10, 2016, Norwood Financial and Delaware issued a joint press release announcing the signing of the Merger Agreement.  A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.  In addition, Norwood Financial is filing an investor presentation regarding the proposed transaction as Exhibit 99.2 hereto.  Such investor presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or incorporated by reference into any registration statement or other documents filed under the Securities Act of 1933, as amended, or the Exchange Act.

Item 9.01.  Financial Statements and Exhibits

(d) Exhibits:

Exhibit Number	Description
2.1

Agreement and Plan of Merger, dated March 10, 2016 by and among Norwood Financial Corp., Wayne Bank, Delaware Bancshares, Inc. and The National Bank of Delaware Count, Walton.  The schedules have been omitted from the Agreement as filed with the Commission.  The omitted information is considered immaterial from an investor’s perspective.  The Registrant will furnish to the Commission supplementally a copy of any omitted schedule upon request from the Commission.

99.1	Joint Press Release, dated March 10, 2016
99.2	Norwood Financial Corp. Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NORWOOD FINANCIAL CORP.
Date: March 10, 2016	By:	/s/ Lewis J. Critelli
Lewis J. Critelli President and Chief Executive Officer (Duly Authorized Representative)